SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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FORMULA TO INVEST AN ADDITIONAL $2 MILLION IN SAPIENS

-- Increases its holdings to 58% --

Research Triangle Park, N.C., (June 28, 2005) - Sapiens International Corporation, N.V. (NASDAQ and TASE: SPNS), today announced that it has entered into an agreement with Formula Systems (1985) Ltd. regarding a private placement of $2 million of Sapiens Common Shares at a price per share of $1.92. The private placement is expected to be completed by June 29, 2005.  Following the closing, Formula will hold approximately 58% of the outstanding Common Shares of Sapiens.

FOR ADDITIONAL INFORMATION

E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Allianz Group, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING, Menora and Occidental Fire & Casualty among others.  For more information, please visit http://www.sapiens.com

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Except for historical information contained herein, the matters set forth in this release, are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  June 28, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary